350 EAST LAS OLAS BOULEVARD, SUITE 1750 FT. LAUDERDALE, FL 33301-4268 TELEPHONE: 954-991-5420 FACSIMILE: 844-670-6009 http://www.dickinsonwright.com

CLINT J. GAGE CGage@dickinsonwright.com 954-991-5425

August [●], 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amended Offering Statement on Form 1-A
Filed June 6, 2024
File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated July 9, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Offering Statement, which has been filed as Amendment No. 5 (“Amendment 5”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

Cover Page

1. We partially reissue prior comment 2. Please reconcile the cover page revisions indicating no minimum to the offering with the disclosure on page 13 that continues to reference the need to raise at least $10 million within 12 months in order to complete the acquisition. Such disclosure references the prior minimum requirement and is inconsistent with the disclosure elsewhere in the filing, which does not set a time limit to raise the money to complete the acquisition. To the extent there is a time period by which the $10 million must be paid, please clearly disclose throughout the offering circular.

Response:

In Amendment 5 we have reconciled the cover page revisions indicating no minimum to the offering with the disclosure on page 13 and elsewhere in Amendment 4 to clarify (i) that the Company will need at least $10,000,000 in immediately available funds to complete the acquisition, (ii) that there is no minimum amount that needs to be raised in the offering, and (iii) that if the acquisition is not completed on or prior to September 11, 2024, any party to the acquisition will have the option to terminate the acquisition by written notice to the other party.

United States Securities and Exchange Commission
August [●], 2024

2. Please disclose prominently on the cover page and elsewhere in your offering statement that unless you raise at least $10,000,000 in this Offering you may not be able to close the Acquisition.

Response:

In Amendment 5 the Company has disclosed prominently on the cover page and elsewhere therein that unless the Company raises at least $10,000,000 in this Offering the Company may not be able to close the Acquisition.

Risk Factors

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, Page 20.

3. Refer to prior comment 3. Please further expand your disclosure in this risk factor to address the risks relating to the failure to file offering statement supplements when required, including clear disclosure of any prior failures of the WPB and WPB2 to file such supplements.

Response:

In Amendment 5 the Company has revised the following risk factor to further expand its disclosure to address the risks relating to the failure to file offering statement supplements when required, including clear disclosure of any prior failures of the WPB and WPB2 to file such supplements, as follows:

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company believes that it and the Target Companies have filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, subject to the following:

●	WPB filings:

○	WPB increased the interest rate payable on WPB Bonds from 5% at qualification on October 31, 2022, to 5.5% effective April 1, 2023, to 5.75% effective August 15, 2023, to 7% effective November 13. The foregoing increases in interest rates were disclosed by WPB on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB’s Form 1-A.

United States Securities and Exchange Commission
August [●], 2024

○	WPB filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As a result of the foregoing, WPB may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date WPB ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $14,306,000 remained outstanding as of July 30, 2024. WPB filed the required post-qualification amendment to Form 1-A on May 24, 2024, but the post-qualification amendment to Form 1-A has yet to be qualified as of August [●], 2024.

●	WPB2 filings:

○	WPB2 increased the interest rate payable on WPB2 Bonds from 5.5% at qualification on June 21, 2023, to 5.75% effective August 15, 2023, to 7% effective November 13. The foregoing increases in interest rates were disclosed by WPB2 on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB2’s 1-A. WPB2 has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of August [●], 2024.

Use of Proceeds, Page 25

4. We note your revisions in response to prior comment 1. Please further revise your disclosure in this section to address the use of proceeds in the event you do not raise at least $10,000,000. Your disclosure should clarify the principal reasons for the offering in the event you do not raise sufficient funds to consummate the acquisitions. Refer to Item 504 of Regulation S-K.

Response:

In Amendment 5 the Company has included in the section Use of Proceeds, and where otherwise applicable, additional disclosure to clarify the use of proceeds in the event the Company does not raise at least $10,000,000 and the principal reasons for the offering in the event the Company does not raise sufficient funds to consummate the acquisitions.

United States Securities and Exchange Commission
August [●], 2024

Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and capital resources, Page 40

5. Please revise your liquidity discussion to quantify the cash that you will need to complete your planned acquisition, and discuss how you plan to address this if you are unable to raise sufficient funds through the offering.

Response:

In Amendment 5 the Company has revised its disclosure in the liquidity discussion to clarify that the Company will need $10,000,000 in cash to complete the planned acquisition, and to discuss that, if the Company is unable to raise sufficient funds through the offering, that it intends to raise such additional funds from other sources, subject to availability, including, but not limited to debt facilities and private placements of Company securities in compliance with applicable exemptions from registration and integration rules.

Exhibits

6. We note your removal of the identification of TAG Financial Institutions Group, LLC as the third party who provided the fairness opinion in response to prior comment 11. Please identify TAG and provide the requested consent as previously requested. Refer to Section 11(a)(ii) of Item 17 pf Part III of Form 1-A for guidance.

Response:

In Amendment 5 the Company has deleted any reference to the aforementioned fairness opinion, in that it was issued to Worthy Financial, Inc., not the Company, and had no bearing on the Company’s decision to pursue the acquisition.

7. We note that you state KoreConX will be engaged as the transfer agent. However, the agreement filed as Exhibit 1.3 appears to be more than a transfer agent agreement and includes references to an all-in-one platform. Please provide clear disclosure of all services to be provided by KoreConX.

Response:

In Amendment 5, the Company has clarified that the Company’s agreement with KoreConX includes, in addition to services as the Company’s transfer agent, the usage of KoreConX’s white label issuance platform which the Company will utilize to conduct the offering, including escrow services, payment systems, access to offering materials, compliance, etc.

United States Securities and Exchange Commission
August [●], 2024

Very truly yours,

Clint J. Gage

CJG:sm

Enclosures